EXHIBIT 3.2

CERTIFICATE OF AMENDMENT
TO THE CERTIFICATE OF INCORPORATION
OF UNICORP, INC.

Pursuant to the previsions of the Nevada Revised Statutes, Unicorp, Inc. adopts the following Certificate of Amendment to its Certificate of Incorporation:

Article I
Corporate Name

The name of the Company is changed from Unicorp, Inc. to Striker Oil & Gas, Inc.

Article IV

1.  Authorized Stock.  The total number of shares of stock which the Corporation shall have authority to issue is 1,525,000,000 consisting of 1,500,000,000 shares of Common Stock, par value $0.001 per share (the “Common Stock”), and 25,000,000 shares of Preferred Stock, $.001 per share (the “Preferred Stock”).

2.  Preferred Stock.  The Preferred Stock may be issued from time to time in one or more series.  The Board of Directors is hereby authorized to create and provide for the issuance of shares of Preferred Stock in series and, by filing a certificate pursuant to the applicable law of the State of Nevada (the “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the par value, designations, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

3.  Voting Rights.  Except as may be provided in these Articles of Incorporation or in a Preferred Stock Designation, or as may be required by applicable law, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes, and holders of shares of Preferred Stock shall not be entitled to receive notice of any meeting of stockholders at which they are not entitled to vote.  It is expressly prohibited for any stockholder or class to cumulate votes in any election of directors.

Article XIII

In the event of a tie vote (including the vote of the Chairman of the Board), the Chairman of the Board shall then have the authority to cast the tie breaking vote.